Exhibit 99.1

Cummins Westport Announces New Mid-Range Natural Gas Engine

~ISB6.7 G Natural Gas Engine Targets School Bus, Medium-Duty Truck and Vocational Vehicle Markets~

VANCOUVER, Oct. 4, 2012 /CNW/ - Cummins Westport Inc. today announced it has begun development on the ISB6.7 G, a mid-range 6.7 liter natural gas engine designed to meet the increasing demand for on-highway vehicles powered by lower cost, cleaner and increasingly abundant natural gas.  As a leading supplier of natural gas engines, Cummins Westport Inc. continues to expand its product range to supply the growing demand for natural gas engines.

The ISB6.7 G engine will be based on the Cummins ISB6.7 diesel engine and will use Cummins Westport's proven spark-ignited, stoichiometric cooled exhaust gas recirculation (SEGR) technology.  Exhaust aftertreatment will be provided by a simple, maintenance-free three-way catalyst. The engine will run on compressed natural gas (CNG), however, the natural gas may be stored on the vehicle in liquefied natural gas (LNG) state or as CNG. The ISB6.7 G is expected to be in production by 2015 and will be designed to meet Environmental Protection Agency (EPA) and California Air Resources Board (CARB) regulations in force at the time of launch.

"The addition of the ISB6.7 G will round out our family of high performance natural gas engines," said Jim Arthurs, President of Cummins Westport.  "It joins the 8.9-liter ISL G, with over 16,000 engines in service, and the 11.9-litre ISX12 G, which will start production in 2013, to give our customers a broad range of natural gas engines for on-highway applications."

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT) (TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements about Cummins Westport's business, operations, markets, technology development, timing for launch and production of the ISB6.7 G and ISX12 G engines and their certifications and uses and  to the environment in which Cummins Westport operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and are based on assumptions that may cause our actual results, levels of performance, activity or achievement to be materially different from that implied by these forward looking statements.  These risks, uncertainties and assumptions include those relating to our industry and products, technological development, demand for natural gas vehicles as well as other risk factors and assumptions. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The contents of any website referenced in this press release are not incorporated herein by reference.

SOURCE: Cummins Westport Inc.

%CIK: 0001370416

For further information:

Inquiries:

Westport Innovations Inc.
Darren Seed
Vice President, Investor Relations & Communications
Phone: 604-718-2046
Email: invest@westport.com
Web: www.westport.com

Cummins Inc.
Janet Williams
Director - Corporate Communications
Phone: 317-610-2488
Email: janet.williams@cummins.com
Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 08:00e 04-OCT-12